Exhibit 99.1

1Q 2011 Operating Performance April 22, 2011

Figures provided in this presentation are based on unaudited financial statements of the Company. Certain contents in this presentation are subject to change during the course of auditing process ^ 1Q Operating Performance ^ Activities & Accomplishments ^ Steel Industry Environment ^ 2011 Business Plan

3 Consolidated Operating Performance KRW 16tn revenue maintained · 1.3tn op. income achieved (in billion KRW) ^ Sales by sector: includes inter-company transactions '10.1Q '10.4Q '11.1Q Steel · Support 9,808 13,360 13,449 E&C 2,472 2,046 1,721 ICT 161 273 219 Energy 196 251 342 Trade 339 6,412 6,904 Chem · Mat'l 164 241 294 (in billion KRW) 2010.1Q 2010.4Q 2011.1Q 9,777 16,136 16,251 (in billion KRW) ^ Sales by sector: includes inter-company transactions < Revenue > < Operating Income > 1,558 676 2010.1Q 2010.4Q 2011.1Q 1,356 '10.1Q '10.4Q '11.1Q Steel Support 1,519 621 1,102 E&C 133 15 96 ICT 0 6 5 Energy 18 21 32 Trade 2 22 89 Chem · Mat'l 7 13 23 Income (in billion KRW) 15.9% 4.2% 8.3% Op. Margin *IFRS based

4 Assets reached KRW 70tn w/ growth investment < Assets > < Liabilities > 19,178 30,872 Consolidated Operating Performance (IFRS) (in billion KRW) 2010.1Q 2010.4Q 2011.1Q 53,303 69,405 71,389 32,443 2010.1Q 2010.4Q 2011.1Q (in billion KRW) (in billion KRW) ^ Sales by sector: includes inter-company transactions '10.1Q '10.4Q '11.1Q Steel · Support 52,846 61,870 62,859 E&C 5,727 6,477 6,927 ICT 632 690 683 Energy 2,213 2,523 2,792 Trade 1,437 9,606 10,431 Chem · Mat'l 493 670 766 (in billion KRW) ^ Sales by sector: includes inter-company transactions '10.1Q '10.4Q '11.1Q Steel · Support 14,892 20,269 20,788 E&C 3,533 3,632 4,000 ICT 418 446 441 Energy 1,618 1,922 2,112 Trade 933 7,519 8,298 Chem · Mat'l 221 342 416 Financial Structure

Return on Equity Liability to Equity Revenue Growth 9.8 16.1 16.3 Profitability improved · sound financials maintained Key Ratios Operating Margin Operating Income (in bn KRW) 2010.1Q 2010.4Q 2011.1Q Consolidated Operating Performance (IFRS) 34.1 1,558 676 1,356 1,383 641 1,098 Revenue (in tn KRW) Net Income (in bn KRW) Debt Equity 2010.1Q 2010.4Q 2011.1Q 2010.1Q 2010.4Q 2011.1Q 2010.1Q 2010.4Q 2011.1Q +65.0% +0.7% 19.1 38.5 30.9 38.9 32.4 56.0% 80.3% 83.3% 15.9% 4.2% 8.3% 16.2% 6.8% 11.2% 5 (in tn KRW)

6 2010.1Q 2010.4Q 2011.1Q 2010.1Q 2010.4Q 2011.1Q QoQ(%) Revenue Revenue 9,777 16,136 16,251 0.7% Gross Income Gross Income 2,048 1,727 2,172 25.8% (Gross Margin) (Gross Margin) (20.9%) (10.7%) (13.4%) C G & A C G & A 533 926 869 ^3.2% Other operating income Other operating income 43 ^125 53 - Operating Income Operating Income 1,558 676 1,356 100.7% (Op. Margin) (Op. Margin) (15.9%) (4.2%) (8.3%) Equity method gain Equity method gain 27 107 ^21 - Finance item gain Finance item gain 196 ^153 106 - FX related gain 160 ^54 210 - Net Income Net Income 1,383 641 1,098 71.3% (Profit Margin) (Profit Margin) (14.1%) (4.0%) (6.8%) (in billion KRW) Summarized Income Statement Consolidated Operating Performance (IFRS)

7 (in billion KRW) 2010.1Q 2010.4Q 2011.1Q 2010.1Q 2010.4Q 2011.1Q QoQ(%) Current Assets Current Assets 22,026 27,658 28,953 4.7% Cash Equivalents* 10,020 7,904 6,924 ^12.4% Notes Receivable 5,784 9,205 10,000 8.6% Inventory 5,223 9,559 10,398 8.8% Long-term Assets Long-term Assets 31,277 41,747 42,436 1.7% Other Financial Assets 5,159 6,417 6,266 ^2.4% Fixed Assets 22,843 25,438 25,694 ^3.8% Total Assets Total Assets 53,303 69,405 71,389 2.9% Liabilities Liabilities 19,177 30,872 32,444 5.1% Current Liabilities 9,957 18,286 18,495 1.1% Long-term Liabilities 9,221 12,586 13,949 10.8% (Interest-bearing debt) 12,589 21,140 21,960 3.9% Equity Equity 34,126 38,533 38,945 1.1% Total Liability & Equity Total Liability & Equity 53,303 69,405 71,389 2.9% * Cash equivalents: cash & cash equivalents, other short-term financial assets Summarized Statement of Financial Position Consolidated Operating Performance (IFRS)

8 Carbon Steel 7,776 8,424 8,465 S T S 452 487 475 Import 5,025 5,187 5,266 Export 2,450 3,232 2,929 ^Inventory 578 745 886 POSCO Operating Performance Full production continued · sales slightly dropped Crude Steel Production 8,911 2010. 4Q 2011.1Q 8,940 (in thousand tons) Finished Product Sales 8,419 8,195 (in thousand tons) 7,475 8,228 2010.1Q Export Ratio 2010.4Q 2011.1Q 2010.1Q ^224 Prod'n · Sales * Facility expansion & periodic maintenance - P) #3 steelmaking completed (begin normalized operation on Mar.19th, completion ceremony on Mar. 31st) - Maintenance : G) 3HR Mill (Jan. 20th~29th), P) 2HR Mill (Jan. 17th~19th), STS 2CR Mill (Mar.21st~27th) 32.8% 38.4% 35.7%

9 Solid demand industry · stable sales maintained (in thousand ton) 2010.1Q 2010.4Q 2011.1Q (in thousand ton) 2010.1Q 2010.4Q 2011.1Q YoY (%) QoQ (%) Hot Rolled 1,730 2,129 1,919 9.8% ^10.9% Plate* 1,120 1,523 1,544 27.5% 1.4% Wire Rod 503 509 515 2.3% 1.2% Cold Rolled 3,148 3,209 3,164 0.5% ^1.4% Electrical Steel 239 237 243 1.6% 2.5% S T S 411 457 433 5.1% ^5.5% Others 324 359 377 14.1% 4.8% Total 7,475 8,419 8,195 8.8% ^2.7% '10.1Q '10,4Q '11.1Q Auto Home Appliances Shipbuilding (%, compared to prior year's peak) 94 100 100 89 90 93 84 100 93 Utilization Ratio by Industry* (domestic) '10.1Q '10,4Q '11.1Q '10.1Q '10,4Q '11.1Q POSCO Operating Performance Pipe 100 89 91 '10.1Q '10,4Q '11.1Q Sales by Product * Includes HR Plate

Op. Income grew due to product price increase, etc. • Op. income increased due to rising export price & adjustment in useful life of depreciation • Net income grew due to FX gains resulted from stronger KRW Income POSCO Operating Performance (IFRS) 10 Revenue 9,176 '10.4Q '11.1Q 9,112 (in billion KRW) 6,950 '10.1Q Op. Income 519* 921 1,442 20.7% 5.7% 10.1% Op. Margin '10.4Q '11.1Q '10.1Q Net Income 366 927 1,374 19.8% 4.0% 10.2% Profit Margin '10.4Q '11.1Q '10.1Q (in billion KRW) (in billion KRW)

^ Steel Industry Environment ^ 2011 Business Plan ^ 1Q Operating Performance ^ Activities & Accomplishments

? Continued cost savings & technology enhancement ? 1Q cost savings : KRW 317.7bn ('11 target raised : KRW 0.8tn ^ 1tn) ? Expand World Best & World First product development · sales - Sales volume & Op. margin : 1.21Mt, 11.7% ('10.4Q) ^ 1.26Mt, 15.1% ('11.1Q) ? Raised domestic product prices by 160 thousand KRW/ton ? Increased for all products, reflecting rising global steel prices and RM costs (in thousand KRW/ton, 4/22 input) HRc Plate CRc CG 1,060 Old 900 950 1,110 1,020 1,180 1,120 1,280 12 POSCO's Key Activities New

POSCO's Key Activities

Continued investment in domestic capacity expansion

- **Completed Pohang No.3 steelmaking plant construction** (Mar. 31st)
  - Achieved early regular-operation (Target 57days, actual 29), capacity increase by 1.95Mt/yr

- **Plan for Pohang Works' facilities optimization**
  - FINEX addition & facilities renovation to improve cost competency · productivity

	Facility	Benefit	Period
3 FINEX	• Add 2Mt/yr FINEX	• Meet additional hot metal requirement & improved cost competency	Jun.'11~Jun.'13 (24 months)
STS Steelmaking	• Partially renovate #1steelmaking into STS 400s steelmaking	• Improve cost structure for STS 400 w/ higher hot metal usage	Dec.'11~Feb.'13 (15 months)
4 Wire Rod	• Add 700Kt/yr WireRod plant	• Strengthen market dominance in domestic wire rod market	Dec.'11~May'13 (18 months)

13

? Demonstrated visible progress in global growth investments ? Indonesia integrated steel mill construction (3Mt/yr, 1st stage) - Facility supply contract (Mar.), Initiate plant construction (Jul.), complete 1st stage ('13/E) ? India Orissa project conditional approval (total 12Mt/yr, 1st ~ 3rd stage) - Approval granted (Jan.) : 2% CSR expense of earnings, 25% green-belt within site, etc. ? China Guangdong automotive plant groundbreak (450Kt/yr, Mar.'11 ~ '12/E) 14 ? Invested in raw material development for premium product • Acquired stake in Brazil Niobium Mine (CBMM) (Mar.) : 5% off-take of total prod'n • Fe-Cr JV founded with India's IMFA (Jan.) : stable procurement of STS RM, 35Kt/yr POSCO's Key Activities

Subsidiaries' Key Activities

Steel · Support	• **Capacity expansion · early normalization of new facilities** - Zhangjiagang STS : initiate #3 CR Mill (Apr., 230Kt/yr) & normal operation (May~) - POSCO SS : new steelmaking plant (30t → 60t EAF), Jun.'10 ~ Feb.'12 (progress 37%) Vietnam EAF (1Mt/yr), May'10 ~ Jul.'13 (groundwork progress 89%) - POSCO C&C : MCCL production for LED appliance & light parts (customer testing)
Trade	• **Daewoo Int'l : order increase · expedite resource development** - 1Q order : U$5.28bn (YoY +39%), order amount : U$2.9bn ('10/E) → 4.8 ('11.3/E) - Africa Ambatoby Nickel mine PJT (World's top 3 Nickel Mine) completion (Mar.) - Myanmar gas project development (progress as of '11.1Q: 18%, '11 target: 63%)
E&C	• **Order increase in global infrastructure construction** - POSCO E&C : receive orders for global water PJT & biomass power plant · Saudi YANBU sewage work (KRW 4.5bn), East Sea biomass power plant (8.6bn) - Sungjin Geotech : increase orders for petrochemistry plant equipment (1Q KRW 225bn)

15

Subsidiaries' Key Activities

Energy	**• POSCO Power : grow power-generation & renewable energy** - Incheon No. 5 LNG 600MW power plant operation (Feb), No.5,6 completion (Jun) - Promote global power business : acquired stake in Vietnam coal-fired power plant (Feb) - Completion of fuel-cell stack manufacturing plant (Mar), 100MW/yr
ICT	**• POSCO ICT : promote green & new growth business** - Initiate mass production system for LED lights (Mar) - Promote cloud computing business (Mar) · Cooperate on E-Learning cloud service business with Shanxi ministry in China
Chemical · Materials	**• Enter new areas, coal-chemical & comprehensive material** - POSCO Chemtech : P) By-product plant mgmt. (Feb~) : est. revenue KRW 62.6bn/yr Construct secondary battery anode materials plant (~Sept.) - POSCO M-Tech : signed for managing POSCO's Mg smelting business (Feb)

16

^ 2011 Business Plan ^ 1Q Operating Performance ^ Activities & Accomplishments ^ Steel Industry Environment

18 Global Steel Market ? Rising production · steel prices due to demand recovery ? Record high qrtly prod'n in China, YoY demand growth for 4 consecutive months ? Strong prices continue with rising steel demand & raw material prices ? 6% demand growth with U.S recovery & solid emerging markets ? China to remain 5% stable growth under 12th 5-year plan 2008 2009 2010 2011 2008 2009 2010 2011 YoY U.S 98 59 80 91 13% EU 183 119 145 152 5% China 435 548 576 605 5% India 51 55 61 69 13% Russia 35 25 36 38 5% World 1,206 1,134 1,284 1,359 6% Steel Demand Forecast (in million ton) * World Steel Association (Apr.'11) Steel Price & Crude Steel Prod'n Avg global HRc export price ($/ton) Crude Steel Production in China (Mt) 59 Jan.'10 Mar May Jul Sep Nov Jan.'11 Mar

Domestic Steel Market ? Demand to remain healthy & import volume to drop Industry Outlook Auto Ship- building ? Expect highest prod'n with export recovery & stable domestic demand - Auto production (in thousand units) : 3,513 ('09) ^ 4,272 ('10) ^ 4,475 ('11) ? Growing shipbuilding due to better-than-expected new orders - Shipbuilding (in million GT) : 29.3 ('09) ^ 32.1 ('10) ^ 34.2 ('11) * POSRI (Apr.'11) Machinery * POSRI (Apr.'11) Supply · Demand Forecast (in thousand ton) 2009 2010 2011 2009 2010 1H 2H 2011 YoY Apparent Demand Apparent Demand 45,411 52,390 28,405 25,735 54,140 3.3% Export Export 20,541 24,881 13,380 13,620 27,000 8.5% Production Production 56,919 65,942 36,221 35,650 71,872 9.0% Import Import 9,033 11,329 5,563 3,705 9,268 -18.2% Incl. semi-product 20,578 25,090 11,950 10,000 21,950 -12.5% ? Rapid growth to continue due to expanding investment and exports - Machinery production index ('05=100) : 108 ('09) ^ 149 ('10) ^ 164 ('11) 19

Raw Material Iron Ore Coal Spot Price Trend Spot Price Trend '10.1 2 3 4 5 6 7 8 9 10 11 12 '11.1 2 3 4 ??? 114 116 131 165 149 132 118 134 128 135 149 160 175 182 164 176 * Platts '10.1 2 3 4 5 6 7 8 9 10 11 12 '11.1 2 3 4 ??? 206 218 249 245 227 225 217 200 217 223 230 240 331 336 332 332 * Platts 20 • '11.2Q HCC priced at U$330 (+46.7%, QoQ) - Sharp price hike due to flood in Australia • Spot price adjustment forecasted in 2H - Despite restoration delay & strong demand, price to drop as prod'n resumes in 2Q/E • '11.2Q price rose by appx. +25% - Rising demand w/ inventory control in China * Index price based but details differ by suppliers • Tight S / D to continue in 2H - Minor impact from India regulation clearance - Solid demand as China enters peak season (U$/t FOB, monthly avg.) (U$/t FOB, monthly avg.) Jan.'10 Mar May Jul Sep Nov Jan.'11 Mar Jan.'10 Mar May Jul Sept Nov Jan.'11 Mar

Market Raw Material (in thousand ton) * Brookhunt (Mar.'11), CRU (Feb.'11) 2009 2010 2011 Ni Demand (a) 1,324 1,508 1,607 Ni Supply (b) 1,333 1,443 1,591 Ni (b) - (a) 9 -65 -16 Cr Demand (a) 6,853 8,363 8,779 Cr Supply (b) 6,205 8,532 8,975 Cr (b) - (a) -648 169 196 Ni · Cr S/D Forecast STS CR Spot Price ?? 8/20/2008 8/21/2008 8/22/2008 8/26/2008 8/27/2008 8/28/2008 8/29/2008 9/1/2008 9/2/2008 9/3/2008 9/4/2008 9/5/2008 9/8/2008 9/9/2008 9/10/2008 9/11/2008 9/12/2008 9/15/2008 9/16/2008 9/17/2008 9/18/2008 9/19/2008 9/22/2008 9/23/2008 9/24/2008 9/25/2008 9/26/2008 9/29/2008 9/30/2008 10/1/2008 10/2/2008 10/3/2008 10/6/2008 10/7/2008 10/8/2008 10/9/2008 10/10/2008 10/13/2008 10/14/2008 10/15/2008 10/16/2008 10/17/2008 10/20/2008 10/21/2008 10/22/2008 10/23/2008 10/24/2008 10/27/2008 10/28/2008 10/29/2008 10/30/2008 10/31/2008 11/3/2008 11/4/2008 11/5/2008 11/6/2008 11/7/2008 11/10/2008 11/11/2008 11/12/2008 11/13/2008 11/14/2008 11/17/2008 11/18/2008 11/19/2008 11/20/2008 11/21/2008 11/24/2008 11/25/2008 11/26/2008 11/27/2008 11/28/2008 12/1/2008 12/2/2008 12/3/2008 12/4/2008 12/31/2008 1/2/2009 1/5/2009 1/6/2009 1/7/2009 1/8/2009 1/9/2009 1/12/2009 1/13/2009 1/14/2009 1/15/2009 1/16/2009 1/19/2009 1/20/2009 1/21/2009 1/22/2009 1/23/2009 1/26/2009 1/27/2009 1/28/2009 1/29/2009 1/30/2009 2/2/2009 LME 19555 21105 21000 20195 20410 20350 20300 19415 19255 19425 19575 18560 18660 18625 18400 18430 18925 17900 17570 17475 16850 16215 17105 16510 16800 16725 16950 16355 15755 16000 15605 15125 14405 14005 13410 12850 11950 12400 13220 11675 11430 10335 10155 10450 10410 9105 8810 9800 11640 12505 12625 11305 11355 11810 12035 11455 11405 11905 10960 10550 10405 11100 10450 10350 10205 9655 10105 10105 10110 10205 10160 9705 9760 9580 9260 9055 10810 12710 12405 13420 12515 11475 11375 10150 10355 10475 10610 10755 10880 10815 11030 11105 11045 11605 11210 11655 10985 10870 11205 (U$/ton) 11? 12 '09.1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 '11.1 '11.2 '11.3 '11.4 ?? 2708 2450 2303 1970 1914 1882 2010 2307 2611 2860 3200 3200 3100 2800 2800 3000 3090 3490 3580 3620 3450 3450 3600 3777.2922 3776.7951 3508.8342 3627.4667 3909.1545 4157.0637 4257.3894 ?? 2277 2190 2137 2024 1932 2079 2206 2444 2553 2980 2580 2557 2471 2607 2769 2843 2900 3000 2750 2500 2650 2800 2900 3028.748718 3110.053846 3159.68547 3293.088889 3487.68547 3249.066667 3199.65812 Jan. '10 Jun Dec 2,800 2,770 3,780 3,110 3,490 China Europe 3,510 Nov 3,620 2,500 Feb.'11 Mar 3,250 4,160 LME Nickel 21 • Volatile Ni. price lead to purchase delay - China, price turn soft w/ economy tightening - EU, high price despite temporary order drop • Expect gradual recovery in demand and price as peak season begins in 2Q • Nickel - Rising price as STS demand recovers - '11.2Q price forecast : U$ 25 ~ 27K/ton • Chrome - Expect balanced S / D with supply control - 2011 price to slightly surpass 2010 price Stainless Steel

^ 1Q Operating Performance ^ Activities & Accomplishments ^ Steel Industry Environment ^ 2011 Business Plan

23 Business Target ? Production · sales raised w/ new facility addition & full operation 2010 2011 Revenue (in trillion KRW) 47.9 67.8 POSCO Revenue (^) 32.6 40.0 Crude Steel Prod'n (in million ton) 33.7 37.1 Product Sales (^) 31.5 34.7 Investment (in trillion KRW) 11.2 9.8 POSCO Investment (^) 9.4 7.3 The data above represents company's internal objectives, Thus should not be used as a basis for investment decision

1Q 2011 Operating Performance April 22, 2011